[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

April 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation – Pre-Effective Amendment No. 1 to
Registration Statement on Form S-3 (File No. 333-216922)

Dear Sir or Madam:

On behalf of Central Federal Corporation (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Registration Statement on Form S-3 originally filed by the Company on March 24, 2017 (the “Registration Statement”). The purpose of the Pre-Effective Amendment is to update the list of selling stockholders and beneficial ownership information contained in the “Selling Stockholders” section of the prospectus. Please note that the total number of registered securities (1,152,125 shares of common stock of the Company issuable upon the exercise of outstanding warrants) has not changed.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-5465.

Sincerely,

/s/ Anthony D. Weis

Anthony D. Weis

cc:	Timothy T. O’Dell
President and Chief Executive Officer
Central Federal Corporation